FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                      Form 40-F      X

[Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No       X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached are Domtar Inc.’s Interim Unaudited Consolidated Financial Statements

and Management’s Discussion & Analysis for the period ended March 31, 2007.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to Domtar’s Registration Statement on Form F-10, which was originally filed with the Securities and Exchange Commission on May 10, 2005 (File No. 333-124781), as amended on May 17, 2005 and June 20, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.
(Registrant)

Date: May 22, 2007	By	/s/ Razvan L. Theodoru
Razvan L. Theodoru
Vice President and Secretary

FORM 6-K

Domtar Inc.

May 22, 2007

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Unaudited Consolidated Financial Statements

99.2	Management’s Discussion and Analysis